United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                  (Amendment No. __)


                  Knight-Ridder, Inc.
         -------------------------------------
                   (Name of Issuer)


          Common Stock, $0.02 1/12 par value
         ------------------------------------
            (Title of Class of Securities)


                      499040-10-3
          -----------------------------------
                    (CUSIP Number)


                   December 31, 2000
          ----------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No. 499040-10-3

1.   NAME OF REPORTING PERSON.
          Institutional Capital Corporation
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          36-3797034
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
          (a)  [ ]
          (b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)
3.   SEC USE ONLY.
4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Delaware corporation; Illinois place of business
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.   SOLE VOTING POWER.
          3,742,488
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          3,968,438
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          3,968,438
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          5.02%
12.  TYPE OF REPORTING PERSON.
          IA

                     Schedule 13G

CUSIP No. 499040-10-3

1.   NAME OF REPORTING PERSON.
          Robert H. Lyon
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          ###-##-####
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
            (a)  [ ]
            (b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)
3.   SEC USE ONLY.
4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.   SOLE VOTING POWER.
          3,742,488
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          3,968,438
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          3,968,438
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          5.02%
12.  TYPE OF REPORTING PERSON.
          IN

CUSIP No. 499040-10-3

ITEM 1(a).  NAME OF ISSUER
          Knight-Ridder, Inc.
ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
          50 W. San Fernando St.
          San Jose, CA  95113
ITEM 2(a).  NAME OF PERSON FILING
          1)   Institutional Capital Corporation
          2)   Robert H. Lyon
Attached as Exhibit 1 is a copy of an agreement
between the persons filing (as specified above) that
this Schedule 13G is being filed on behalf of each
of them.
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF
THE PERSONS SPECIFIED IN 2(a) ABOVE:
          225 West Wacker Drive, Suite 2400
          Chicago, Illinois  60606
ITEM 2(c).  CITIZENSHIP
          Institutional Capital Corporation - Delaware corporation; Illinois place of business
          Robert H. Lyon - U.S.A.
ITEM 2(d).  TITLE OR CLASS OF SECURITIES
          Common Stock, $0.02 1/12 par value
ITEM 2(e).  CUSIP NUMBER
          499040-10-3
ITEM 3.  If this statement is filed pursuant to Sections
13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
          (b)  [ ]  Bank as defined in Section 3(a)(6) of the
               Act (15 U.S.C. 78c);
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
          (d)  [ ]  Investment company registered under Section
               8 of the Investment Company Act of 1940
               (15 U.S.C. 80a-8);
          (e)  [X]* An investment adviser in accordance with
               Section 13d-1(b)(1)(ii)(E);
          (f)  [ ]  An employee benefit plan or endowment fund in
               accordance with Section 13d-1(b)(1)(ii)(F);
          (g)  [ ]  A parent holding company or control person
               in accordance with Section 13d-1(b)(1)(ii)(G);
          (h)  [ ]  A savings association defined in Section
               3(b) of  the Federal Deposit Insurance Act
               (12 U.S.C. 1813);
          (i) [ ] A church plan that is excluded from the definition of an investment company;
          (j)  [ ]  Group, in accordance with Section 13d-
               1(b)(1)(ii)(j).

               *  Institutional Capital Corporation is
               an investment advisor registered under
               Section 203 of the Investment Advisers
               Act of 1940.  Robert H. Lyon is the
               President and majority shareholder of
               Institutional Capital Corporation.  (Mr.
               Lyon is joining in this filing on
               Schedule 13G pursuant to Rule 13d-1(k)(1).)
ITEM 4.  OWNERSHIP
          Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

          Institutional Capital Corporation has been granted discretionary dispositive power over its clients' securities and is some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Institutional Capital
          Corporation may be revoked in whole or in part at any time.

          Mr. Lyon is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by
          Institutional Capital Corporation, as a
          result of his position with and stock
          ownership in Institutional Capital
          Corporation.  See Item 8.
ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          N/A
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          1)Neither Institutional Capital Corporation, nor Mr.
            Lyon serves as custodian of the assets of any of Institutional Capital Corporation's clients;
            accordingly, in each instance only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to and proceeds from the sale of, such securities.

            The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the individual and institutional clients for which
            Institutional Capital Corporation serves as investment advisor. Any and all discretionary authority which has been delegated to Institutional Capital
            Corporation may be revoked in whole or in part at any time.

            Not more than 5% of the class of such
            securities is owned by any one of such
            clients subject to the investment advice of Institutional Capital Corporation or its affiliates.

          2)With respect to securities owned by any one of the ICAP Funds, only UMB Bank, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          N/A
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Institutional Capital Corporation, a Delaware corporation, is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Mr. Lyon is
          President of Institutional Capital
          Corporation and beneficially owns 51% of Institutional Capital Corporation's outstanding voting securities. Mr. Lyon is joining in this Schedule 13G because, as a result of his position with and ownership of securities of Institutional Capital
          Corporation, Mr. Lyon could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Institutional Capital Corporation. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Lyon of his control or power to influence the control of Institutional Capital Corporation.
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
          N/A
ITEM 10.  CERTIFICATION
          By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Institutional Capital Corporation, for its own accord or by Mr. Lyon for his individual account and not as a result of his position with and ownership of securities of Institutional Capital Corporation).

SIGNATURE
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 31, 2001




                              /s/ Pamela H. Conroy
                              ------------------------------------------
                              Pamela H. Conroy
                              Senior Vice President and Treasurer
                              Institutional Capital Corporation




                              /s/ Robert H. Lyon
                              ------------------------------------------
                              Robert H. Lyon
                              President
                              Institutional Capital Corporation

EXHIBIT 1
     Joint Filing Agreement

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.02 1/12 par value, of Knight-
          Ridder, Inc. and that this Agreement be
          included as an Exhibit to such joint filing.

          This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of January, 2001.




                              /s/ Pamela H. Conroy
                              ------------------------------------------
                              Pamela H. Conroy
                              Senior Vice President and Treasurer
                              Institutional Capital Corporation




                              /s/ Robert H. Lyon
                              ------------------------------------------
                              Robert H. Lyon
                              President
                              Institutional Capital Corporation